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        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                 (Amendment No.              ) *

                      NORTH VALLEY BANCORP
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)

                            66304M105
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      66304M-10-5

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          North Valley Bancorp Employee Stock Ownership Plan

2     Check the Appropriate Box If A Member of a Group   (a) [ ]
                                                         (b) [ ]

3          SEC Use Only

4     Citizenship or Place of Organization

           California


                                               5    Sole Voting Power
                                                        191,199
Number of
  Shares                                       6    Shared Voting Power
Beneficially                                               0
  Owned By
    Each                                       7    Sole Dispositive Power
Reporting                                               191,199
Person
With                                           8    Shared Dispositive Power
                                                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

         191,199

10  Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares [ ]

11   Percent of Class Representing By Amount In Row 9

          5.2%

12   Type of Reporting Person

          EP


ITEM 1.

(a)  North Valley Bancorp

(b)  880 E. Cypress
     Redding, CA. 96002


ITEM 2.

(a)  North Valley Bancorp Employee Stock Ownership Plan

(b)  880 E. Cypress
     Redding, CA. 96002

(c)  California

(d)  Common Stock

(e)  Not applicable.


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) or 13(d)-2(b), check whether the person filing is a:

(a)  Not Applicable

(b)  Not Applicable

(c)  Not Applicable

(d)  Not Applicable

(e)  Not Applicable

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee RetirementIncome Security Act of 1974 or Endowment Fund.

(g)  Not Applicable

(h)  Not Applicable


ITEM 4.  Ownership

(a)       191,199
(b)       5.2%
(c)(i)    191,199
   (ii)   0
   (iii)  191,199
   (iv)   0

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not Applicable


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable


ITEM 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable


ITEM 8.   Identification and Classification of Members of the Group

          Not Applicable


ITEM 9.   Notice of Dissolution of Group

          Not Applicable


ITEM 10.  Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 /s/ Rudy V. Balma                          February 4, 1999
Rudy V. Balma
Member, Administrative Committee


 /s/ J. M. Wells, Jr.                       February 4, 1999
J. M. Wells, Jr.
Member, Administrative Committee